UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 23, 2021	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Cecilia Grierson 355 4° floor (1107) (C1003ABV) – City of Buenos Aires Phone +54 11 4319-3000 www.lomanegra.com.ar

City of Buenos Aires, March 23, 2021

Messrs. Shareholders of Loma Negra C.I.A.S.A.

Ref.: Proposal of Directors and members of the Supervisory Committee

Dear Sirs,

We hereby inform that Loma Negra C.I.A.S.A. (the “Company”) received a notification from its main shareholder, InterCement Trading e Inversiones Argentina, S.L., communicating its proposal for members of the Board of Directors and the Supervisory Committee for year 2020 to be appointed at the Annual Ordinary and Extraordinary Shareholders Meeting of the Company to be held on April 20, 2021 (items 9 and 10 of the Agenda).

Such proposal is transcribed below:

DIRECTORS
Flávio Mendes Aidar
Sergio Damián Faifman
Marcos Isabelino Gradin
Luiz Augusto Klecz
Paulo Diniz
Carlos Boero Hughes
Diana Elena Mondino
Sergio Daniel Alonso
César Javier Graña
PRINCIPAL MEMBER OF THE SUPERVISORY COMMITTEE
Antonio Juan Lattuca
Omar Raúl Rolotti
Adriana Irene Calvo
ALTERNATE MEMBER OF THE SUPERVISORY COMMITTEE
Paola Lorena Rolotti
Carlos Roberto Chiesa
Jose Alanis

Brief descriptions of the biographical information of the individuals proposed for the Board of Directors are presented below.

Flávio Mendes Aidar. Mr. Aidar was appointed as a member of our Board of Directors in April 2019. He was graduated in Business Administration from the School of Business Administration of Fundação Getúlio Vargas de São Paulo Brazil, in 1997. He is currently CEO of InterCement since March 2019. He is member of the Board of Directors of CCR SA since April 2018. He was a Member of the Advisory Board of Mover S.A. between June 2017 and March 2019. Between June 2017 and April 2010 and between 2005 and 2000 he held different positions in Brazil and New York at Goldman Sachs Bank where his last function was managing director of the investment bank and member of the management committee of Goldman Sachs Brazil. Between 2005 and 2010, he worked for Citigroup Global Markets as vice president of the investment bank for Latin America.

Cecilia Grierson 355 4° floor (1107) (C1003ABV) – City of Buenos Aires Phone +54 11 4319-3000 www.lomanegra.com.ar

Sergio Damián Faifman. Mr. Faifman was appointed as a member of our Board of Directors in August 2012.  He has also acted as Vice-President of our Board of Directors and CEO since November 2016.  In addition, Mr. Faifman also currently serves as president of the boards of directors of Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U., and Vice-President of Loma Negra.  In May 2019, Mr. Faifman was appointed Vicepresident of the National Association of Portland Cement Producers and the Argentine Institute of Portland Cement. Mr. Faifman joined the company in November 1994 and, since then, has held a number of positions, including Logistics and Supply Director from June 2015 until November 2016 and Chief Financial Officer between August 2012 and June 2015.  Mr. Faifman has also served as Superintendent of Corporate Comptroller at InterCement Brasil from September 2010 until August 2012 and as Comptroller and Tax Manager at Loma Negra from May 2006 until September 2010.  Mr. Faifman received a bachelor’s degree in Public Accountancy from Universidad de Buenos Aires in 1997 and an MBA from Universidad del CEMA in 2002.

Marcos Isabelino Gradin. Mr. Gradin has been member of our Executive Committee since August 2015. He has also acted as CFO of the Company since September 2015. In addition, Mr. Gradin currently serves on the boards of directors of Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U. Mr. Gradin served as a member of our board of directors since August 2015 until July 2017. He has also served as CFO of Cimpor Spain and Portugal, from January 2013 until August 2015. He joined us in 1998, having occupied several executive positions within our group, including Financial Manager from June 2006 until January 2013 and Chief of Financial Operations from January 1998 until June 2006. Mr. Gradin received a bachelor’s degree in Business Administration in 1995 from Pontificia Universidad Católica Argentina (UCA). He also received a master’s degree in Corporate Finance from Universidad del CEMA in 2000.

Luiz Augusto Klecz. Mr. Klecz held a position as director of the Company between 2017 and 2018. He was appointed again as a member of our Board of Directors in April 2019. Mr. Klecz was also a member of our board from 2006 to 2008 and Director of Intercement Austria Holding from 2013 to 2015. He has been Head of the Legal Department of InterCement Brasil since 2002, and between 2005 and 2008, he was also Legal Director of Loma Negra C.I.A.S.A. and its subsidiaries. Since 2011, he is the General Counsel of the InterCement group. Mr. Klecz received a bachelor’s degree in Law from Universidade de São Paulo, Brazil, in 1993. He also completed an MBA program that began at Universidad de CEMA in Buenos Aires and concluded in Insper in São Paulo in 2009.

Paulo Diniz. Mr. Diniz was appointed as a member of our Board of Directors in July 2017.  Mr. Diniz is the Chief Financial Officer of InterCement Participações, S.A. and InterCement Brasil since 2015 and he is also member of the Board of Directors of Cimpor-Cimentos de Portugal SGPS, S.A. (now InterCement Portugal, S.A.) and member of its Executive Committee.  Mr. Diniz has over thirty years of experience in finance and general management, in companies in Brazil and abroad, such as:  Amyris, Inc., Bunge Limited, Carrier Corporation, Cosan Limited, F. Hoffmann-La Roche AG and Telecom Italia.  Mr. Diniz received a bachelor’s degree in Industrial Engineering from Universidade de São Paulo Politecnica and a master’s degree in Business Administration from IMD in Switzerland.  Mr. Diniz also holds a postgraduate degree in human resources from INSEAD in France.

Carlos Boero Hughes. Mr. Boero was appointed as a member of our Board of Directors in July 2017. Mr. Boero Hughes has served as corporate Chief Financial Officer of Adeco Agropecuaria in Argentina, Brazil and Uruguay since 2008.  From 2003 to 2008, he served as regional Chief Financial Officer and local co-CEO of Noble Group.  From 2000 to 2003 he served as Relationship Manager of Food, Retail and Agrobusiness at Citibank and from 1997 to 2000 as project manager at Citibank.  From 1996 to 1997 he was Public Relations Manager at Banco Privado de Inversiones and from 1990 to 1996 he was Commercial Manager of Carlos Romano Boero.  Mr. Boero Hughes received a bachelor’s degree in Administration from Universidad de Buenos Aires in Argentina in 1989, an MBA from Universidad Católica de Argentina in 2001 and has also completed an Executive Program at INSEAD, France, in 2007.

Cecilia Grierson 355 4° floor (1107) (C1003ABV) – City of Buenos Aires Phone +54 11 4319-3000 www.lomanegra.com.ar

Diana Elena Mondino. Ms. Mondino was appointed as a member of our Board of Directors in July 2017.  She is also Dean of Institutional Relations at Universidad del CEMA since 2006.  Ms. Mondino has served as director of Banco Roela since 2014.  From September 2015 to May 2017 she served as independent director and member of the Audit Committee of Grupo Supervielle. From 2009 to 2011 she served as an independent advisor to a Director of Banco de Córdoba.  From 2006 to 2011, she also served as an independent director of Pampa Energía. Since October 2017, she is again an independent member of Pampa Energía Board. Ms. Mondino was Latin America Region Head for Standard & Poor’s Credit Rating Services in New York until 2003 and before that she was country head for Standard & Poor’s Credit Rating Services in Buenos Aires.  Ms. Mondino obtained a bachelor’s degree in Economics from Universidad de Córdoba in Argentina.  She received an MBA from IESE Business School, Universidad de Navarra in Spain in 1986.

Sergio Daniel Alonso. Mr. Alonso was appointed as a member of our Board of Directors in July 2017.  Mr. Alonso is member of the Board of Arcos Dorados since 2008. He has also served as executive director (CEO) of Arcos Dorados from 2015 to 2019. From 2008 to 2015, he served as COO of Arcos Dorados and as CEO of McDonald’s of Brazil from 2003 to 2008.  He also served as managing partner of Aroma from 1999 to 2003.  Mr. Alonso served as General Manager of business subsidiaries and as director of commercial operations of CIADEA and RENAULT from 1996 to 1999.  He served as Vice-President of Operations, Manager of Operations, Director and member of the Finance Committee, Accounting Manager and Accounting Director of Arcos Dorados- McDonald’s from 1989 to 1996. Mr. Alonso received a degree as a Certified Public Accountant from Universidad de Buenos Aires in Argentina.

César Javier Graña. Mr. Graña was appointed as a member of our Board of Directors in April 2019. He obtained a Licentiate Degree in Economics from Pontificia Universidad Catolica Argentina in 1994, a Master in Finance from Centro de Estudios Macroeconómicos Argentinos (CEMA) in 1995 and a MBA from Harvad University in 2000. Since 2013 to the beginning of 2019 Mr. Graña was Managing Director and Head of Investment Banking for LatAm Ex-Brazil of ITAU BBA (wholly-owned subsidiary of Itau Unibanco) in Buenos Aires.  Since 1999 to 2013, Mr. Graña worked in Morgan Stanley & Co. in New York as Managing Director of the Mergers & Acquisitions Department from 1999 to 2011 and then as Managing Director, Co-Head Latin America Mergers & Acquisitions. Before, from 1996 to 1998 he was associate of the Investment Banking Division of Deutsche Morgan Grenfell and, previously, he was analyst of the capital markets division of Banco Rio de la Plata S.A.

Sincerely,

Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.